ERIC M. HELLIGE

Partner

DIRECT TEL: 212-326-0846

FAX: 212-326-0806

ehellige@pryorcashman.com

November 13, 2023

Via Edgar

Ms. Ta Tanisha Meadows

Ms. Theresa Brillant

Mr. Nicholas Nalbantian

Ms. Mara Ransom

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SeqLL Inc.
Amendment No. 7 to Registration Statement on Form S-1 Filed November 7, 2023 File No. 333-272908

Ladies and Gentlemen:

On behalf of our client, SeqLL Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit in electronic form the accompanying Amendment No. 8 to the Registration Statement on Form S-1 of the Company (“Amendment No. 8”), marked to indicate changes from Amendment No. 7 to the Registration Statement on Form S-1 that was filed with the Securities and Exchange Commission (the “Commission”) on November 7, 2023.

Amendment No. 8 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated November 9, 2023 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 8. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 8 and to the prospectus included therein.

The Company has asked us to convey the following responses to the Staff:

Amendment No. 7 to Registration Statement on Form S-1

General Risks Affecting Our Business
We will be required to raise additional funds prior to the maturity date of the Merger Note to repay such Note and our other outstanding…… page 25

1.	We note your response to comment one that the maturity date of the Merger Note is now April 30, 2024. Please update this risk factor to reflect that new maturity date.

Response:	As requested by the Staff, the error in the reported maturity date of the Merger Note in the risk factor titled “We will be required to raise additional funds prior to the maturity date of the Merger Note to repay such note and our other outstanding indebtedness and to support our future capital needs” on page 25 of Amendment No. 8 has been corrected to state such maturity date as April 30, 2024.

Capitalization, page 37

2.	Please expand note (1) to clearly explain that the joint and several debt will not be released until the Merger Note is paid in full, and explain here, or provide a cross reference to a discussion on the company’s plans for Merger Note repayment.

Response:	As described in the Company’s response to Comment #5 below, Lyneer’s joint and several debt obligations are no longer being extinguished in the Company’s pro forma financial statements. As a result, these joint and several debt obligations are included in total liabilities as shown in the Capitalization section of Amendment No. 8. The Company has revised note (1) to the table under Capitalization to more clearly explain the balance of total liabilities in the ‘As Adjusted’ and “Pro Forma As Adjusted’ columns. As a result of such revisions, the Company believes the requests of the Staff in this comment are no longer applicable.

Unaudited Pro Forma Condensed Combined Balance Sheets
Note 3: Adjustments to Unaudited Por Forma Condensed Combined Balance Sheet, page 68

3.	We note your response to prior comment four, but are unable to locate an adjustment to Current Liabilities for the $20,000,000 Merger Note. Please advise.

Response:	As requested by the Staff, the Company has updated the pro forma balance sheet to reflect a standalone adjustment to separate the $20,000,000 Merger Note from the other adjustments. Please see adjustment 2(d) as referenced in the pro forma balance sheet at June 30, 2023 on page 63 of Amendment No. 8.

4.	Please revise adjustment 2(d) to clearly explain the assumptions involved in adjusting notes payable pursuant to Item 11-02(a)(8) of Regulation S-X. Additionally, the note should clearly list the components of the adjustment, or the adjustments should be listed separately in the adjustment column on the pro forma balance sheet.

Response:	As requested by the Staff, the Company has updated the pro forma balance sheet at June 30, 2023 on page 63 of Amendment No. 8 to reflect a standalone adjustment to Current Liabilities for the $20,000,000 Merger Note and has updated the note for adjustment 2(d) on page 68 of Amendment No. 8 accordingly. In addition, the Company has separately presented all individual adjustments in the pro forma financial statements. Please reference Note 3 in the pro forma financial statements on pages 67 and 68 of Amendment No. 8.

5.	We note your response to prior comment three that Lyneer has only reflected the $35 million of debt obligations it expects to be responsible for repayment; however, we note that the joint and several debt will not be released until the Merger Note is paid in full, and that you believe you do not have sufficient liquidity and capital resources to pay the Merger Note in full when due. Additionally, we note that Lyneer and IDC do not expect to cure events of default on the existing indebtedness prior to the November 17, 2023 forbearance extension. It therefore appears that the historical notes payable should not be adjusted, and that the total amount of Lyneer’s historical notes payable should be classified as current in the pro forma balance sheet. Please revise or expand your disclosure to clearly explain how the consummation of transactions supporting the current presentation have occurred or are probable pursuant to Item 11-01(a)(8) of Regulation S-X. Please note that changes in presentation should also be made to the pro forma as adjusted column in the Capitalization table on page 37.

Response:	The Forbearance Agreement expires on November 17, 2023, at which the time Lyneer will not be in compliance with its debt covenants. As the end of the term of the Forbearance Agreement is approaching and Lyneer is no longer expecting to cure or obtain an extension of the Forbearance Agreement prior to November 17, 2023, Lyneer has reclassified its debt obligations to current classification in its June 30, 2023 interim financial statements included in the Registration Statement. In previous amendments to the Registration Statement, the Company believed that it was probable that Lyneer would cure such events of default prior to the expiration of the Forbearance Agreement; however that outcome is now unlikely. Management is in discussions with Lyneer’s lender to extend the term of the Forbearance Agreement and will continue to monitor developments with respect to an extension and its related impact on the Company’s financial statements and disclosures in the future. Additionally, as reflected in Amendment No. 8, in the pro forma financial statements, the Company is no longer showing an adjustment to remove Lyneer’s joint and several debt obligations in accordance with Item 11-01(a)(8) of Regulation S-X.

Following the reclassification of Lyneer’s notes payable obligations to current, other adjustments were made to Lyneer’s June 30, 2023 condensed consolidated financial statements included in Amendment No. 8 as follows:

1. Reclassified the total amount of long term Notes Payable to current in Lyneer’s balance sheet;

2. Included a reclassifications footnote within Note 3;

3. Included a matter of emphasis relating to the impending expiration of the Forbearance Agreement and its impact on liquidity within Note 3; and

4. Amended the table providing a breakdown of Lyneer’s recognized long-term debt within Note 8 to reflect all notes payable as current liabilities.

As a result of the reclassification of the total amount of Lyneer’s notes payable as current liabilities as of June 30, 2023, the Company has made the following additional revisions to the Registration Statement in Amendment No. 8:

1. Updated working capital within the Selected Historical and Pro Forma Consolidated Financial and Operating Data of Lyneer to reflect the total amount of long-term notes payable as current;

2. Updated the disclosure under the caption Capitalization to reflect the total amount of notes payable as current liabilities;

3. Updated the disclosure under the caption Dilution to reflect the net tangible book value and updated dilution per share made to new investors adjusted as a result of the reclassification of the total amount of notes payable as current liabilities;

4. Under the caption Management’s Discussion and Analysis of Financial Condition and Results of Operations, updated the discussion of the upcoming expiration of the Forbearance Agreement within the Liquidity and Capital Resources section;

5. Under the caption Management’s Discussion and Analysis of Financial Condition and Results of Operations, updated the disclosure regarding the Revolver, the Term Note, the Seller Notes, and the Earnout Notes to include a statement that each was classified as a current liability as of June 30, 2023;

6. Under the caption Unaudited Pro Forma Condensed Combined Financial Information, updated the Balance Sheet at June 30, 2023 to reflect the total amount of notes payable as current liabilities;

7. Under the caption Unaudited Pro Forma Condensed Combined Financial Information, updated the discussion of pro forma transaction adjustments to the balance sheet and statement of operations to reflect those made as a result of the reclassification of all notes payable as current liabilities; and

8. Under the caption Equivalent and Comparative Per Share Information, updated the disclosure to reflect the impact of the reclassification of the total amount of notes payable as current liabilities.

* * *

As it is the goal of the Company to have the Form S-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of Amendment No. 8 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Daniel Jones
SeqLL Inc.

4